2008 Ontario Budget

         CHAPTER III

         TAX SUPPORT FOR FAMILIES
         AND BUSINESS
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Overview
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     Ontario's  tax  system  plays  an  important   part  in  the   government's
     comprehensive  plan  to  promote  economic  and  social   prosperity.   The
     initiatives in this Budget build on this plan by:

     o    investing in people and communities
     o    supporting an innovative economy
     o    lowering costs for business
     o    promoting a healthy lifestyle and environment for Ontarians.

     Tax measures  announced in this Budget would provide an additional  benefit of almost $1.5 billion to individuals and businesses over four years.

Investing in People and Communities
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     Senior Homeowners' Property Tax Grant

     The  government  is committed to helping  low- and  moderate-income  senior homeowners offset their property taxes. In addition to the current property tax credit,  the  Province  proposes to provide a new property tax grant to seniors  with low and  moderate  incomes who own their own homes.  This new grant  would be  available  in early  2009 to help  seniors  pay their 2009 municipal and education  property  taxes.  Grants would be provided in each year thereafter.

     In 2009,  about  550,000  senior  homeowners  would be able to obtain a new grant of up to $250.  The maximum grant would be increased to $500 for 2010 and  subsequent  years.  Senior  homeowners  would apply for the grant when filing their 2008 and subsequent income tax returns.

     Eligible  single  seniors with $500 or more in property taxes and income of up to $35,000 a year would  receive  the  maximum  grant.  Eligible  single
     seniors  with  income   between   $35,000  and  $50,000   would  receive  a
     proportionately smaller grant. Eligible senior couples with $500 or more in property taxes and income of up to $45,000 a year would receive the maximum grant.  Eligible  senior  couples with income  between  $45,000 and $60,000 would receive a proportionately smaller grant.

     The  Province  would be  providing  about $1  billion  over  five  years in property tax relief to seniors through the new grant program.

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Proposed Senior Homeowners' Property Tax Grant                                                                        Table 1
Typical Grant Amounts and Existing Property Tax Credits ($)
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Single Seniors Paying $2,000 in Property Taxes
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                                         2009                                         2010 and Subsequent Years
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                   New Seniors'        Existing                           New Seniors'         Existing
                   Property Tax        Property         Total Tax         Property Tax         Property          Total Tax
Income                Grant          Tax Credit(1)        Relief             Grant           Tax Credit(1)        Relief
------------------------------------------------------------------------------------------------------------------------------
$20,000                250                825             1,075                500               825              1,325
$25,000                250                718               968                500               718              1,218
$30,000                250                540               790                500               540              1,040
$35,000                250                361               611                500               361                861
$40,000                167                183               350                334               183                517
$45,000                 84                  4                88                167                 4                171
$50,000                  0                  0                 0                  0                 0                  0
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Senior Couples Paying $2,000 in Property Taxes
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                                         2009                                         2010 and Subsequent Years
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                   New Seniors'        Existing                           New Seniors'         Existing
                   Property Tax        Property         Total Tax         Property Tax         Property          Total Tax
Income                Grant          Tax Credit(1)        Relief             Grant           Tax Credit(1)        Relief
------------------------------------------------------------------------------------------------------------------------------
$25,000                250                803             1,053                500               803              1,303
$30,000                250                642               892                500               642              1,142
$35,000                250                481               731                500               481                981
$40,000                250                320               570                500               320                820
$45,000                250                159               409                500               159                659
$50,000                167                  0               167                334                 0                334
$55,000                 84                  0                84                167                 0                167
$60,000                  0                  0                 0                  0                 0                  0
------------------------------------------------------------------------------------------------------------------------------
(1) Calculated as a share of property and sales tax credits proportionate to eligible property tax, using an estimate of the proposed increase to the 2008 senior couples' income threshold.
------------------------------------------------------------------------------------------------------------------------------

     Ontario Property and Sales Tax Credits for Seniors

     Ontario  Property  and Sales Tax Credits for seniors  provide  property and sales tax  assistance  to seniors  with modest  incomes.  Since  2003,  the government  has made several  improvements  to these credits to ensure that they better reflect the circumstances facing seniors.

     In 2004, the  government  enriched the credits by increasing the underlying property  tax  credit  amount  by 25 per  cent,  from  $500  to  $625.  The government  also  increased the income  threshold at which senior  couples'
     benefits  begin to be  reduced to $22,250  for 2005,  $23,090  for 2006 and
     $23,820 for 2007.

     The  Government  of Ontario  wants seniors who receive the minimum level of income guaranteed by the government from Old Age Security (OAS), Guaranteed
     Income Supplement (GIS) and Ontario Guaranteed Annual Income System (GAINS)
     to get the full  benefit of the  Ontario  Property  and Sales Tax  Credits.
     Because this level of income is rising,  the Province  proposes to increase the senior couples' income  threshold for these credits  beginning in 2008.
     The new threshold would be determined when the federal government finalizes
     OAS and GIS  amounts  for 2008.  Nearly  735,000  senior  recipients  would benefit this year from an estimated $107 million in  enhancements  to these credits since 2003, including this proposal.

     Tax-Free Savings Account (TFSA)

     The 2008 federal budget proposed a new savings vehicle,  a TFSA, that would allow Ontarians to earn tax-free investment income.

     Beginning  in 2009,  Ontarians  would be able to  contribute  up to  $5,000 annually to a TFSA.  Contributions  would not be tax deductible but capital gains and investment income earned within the TFSA and withdrawals from the
     TFSA would be tax-free.  Withdrawals  and unused room would be carried over for future  contributions.  A TFSA would be able to hold the same qualified investments as a Registered Retirement Savings Plan, such as bonds, stocks, mutual funds and Guaranteed Investment Certificates.

     This new  savings  incentive  would  automatically  be adopted  for Ontario
     Personal  Income Tax purposes when the federal  legislation  receives Royal
     Assent.

     Transfers from Family Farm Corporations

     Farming and  farm-related  businesses  make an  important  contribution  to
     Ontario's economy. Currently,  transfers of farmland between family members and transfers into a family farm  corporation are exempt from Land Transfer
     Tax.  To provide  relief for all  farmers,  regulatory  amendments  will be proposed to expand the  exemption  to include  transfers  of farmland  from family farm  corporations  to  individual  family  members.  This will help continue the tradition of passing on ownership of the family farm.

     The proposed  measure would apply to qualifying  transfers  after March 25,
     2008.

     Retail Sales Tax (RST) Exemption for Newspapers

     As  announced in December  2007,  Ontario is expanding  the  definition  of
     "newspaper"  to  enable  publications  with  smaller  circulation  or  less frequent publishing schedules,  such as community and ethnic newspapers, to qualify for the RST exemption for newspapers.

     A draft  regulation  was  posted on the  Ministry  of  Finance  website  in
     December 2007 for consultation.  The regulation is expected to be finalized in the spring.  The expanded  definition  will be retroactive to January 1,
     2000,  and  will  be  more  responsive  by  using  a  listing  of  physical characteristics  typical of  newspapers,  with  points  allocated  for each characteristic.

     RST Exemption for Destination Marketing Fees

     To  provide  continued  support  for  marketing  fund  initiatives   within
     Ontario's tourism and hotel industries,  the government  proposes to extend the RST exemption for destination  marketing fees for two additional years.
     Destination  marketing fees billed on or before June 30, 2010 would qualify for  exemption  from the five per  cent RST on  accommodations  that  would ordinarily apply.

     RST Exemption for Admissions to Live Theatres of Not More than 3,200 Seats

     Ontario  recognizes that live theatre  productions  contribute to Ontario's draw as a tourist destination. There is currently a temporary RST exemption on  admissions  to live  theatres of not more than 3,200 seats that present live performances, such as theatrical plays, the ballet and performances by an orchestra or opera company.

     The government  proposes to introduce  legislation to make this a permanent exemption, effective April 1, 2008.

Supporting an Innovative Economy
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     Ontario Tax Exemption for Commercialization (OTEC)

     To further  support  innovation in the Ontario  economy,  the government is proposing a 10-year tax exemption for new corporations  that  commercialize
     intellectual  property  developed  by  qualifying  Canadian   universities,
     colleges or research institutes.

     A qualifying corporation  established after March 24, 2008 and before March
     25, 2012 would be exempt from Ontario  Corporate  Income Tax and  Corporate
     Minimum Tax for its first 10 taxation years.

     The exemption  would generally  apply to  corporations  that  commercialize intellectual  property  in  priority  areas  such as, but not  limited  to,
     bio-economy/clean   technologies,   advanced   health   technologies,   and
     telecommunications, computer and digital technologies.

     Eligible  commercialization  activities  would include the  development  of prototypes and the marketing and  manufacturing  of products related to the intellectual property.

     A qualifying  corporation would be incorporated in Canada and derive all or substantially all of its income from eligible commercialization  activities carried on in Ontario.

     The  Province  calls on the federal  government  to support  innovation  by matching this income tax exemption.

     Ontario Innovation Tax Credit (OITC)

     The OITC is a refundable  tax credit  available  to small and  medium-sized corporations that carry on scientific research and experimental development
     (SR&ED) in Ontario.  The OITC  provides a refundable 10 per cent tax credit on a corporation's qualifying SR&ED in Ontario.

     The government  proposes to extend the OITC to more small and  medium-sized
     corporations   and  expand  the  tax  credit  to  more   qualifying   SR&ED
     expenditures.

     This extension of the OITC would be implemented by paralleling enhancements to the  federal  SR&ED tax  credit  proposed  in the 2008  federal  budget.
     Ontario proposes to increase the OITC expenditure  limit from $2 million to
     $3 million of  qualifying  SR&ED  expenditures.  Ontario  also  proposes to extend the taxable income  phase-out range of between $400,000 and $600,000 under the OITC to a new upper limit of $700,000 of taxable income.

     The required  amendments to the Corporations Tax Act and Taxation Act, 2007
     would be introduced once the implementing  federal  legislation is enacted.
     The effective  date of the amendments and phase-in rules would parallel the federal amendments.

     The 2008 federal budget also proposed a new taxable capital phase-out range of $10  million  to $50  million  for the SR&ED tax  credit.  Ontario  will maintain its current taxable capital  phase-out range of $25 million to $50 million for the OITC — more  generous  than both the existing and proposed federal phase-out in respect of taxable capital.

     In addition,  unlike the federal  refundable  SR&ED credit, the OITC is not restricted to  Canadian-controlled  private corporations.  As a result, even after the  proposed  federal  budget  enhancements  are  enacted,  the refundable  OITC will still be  available  to more  small and  medium-sized corporations  performing SR&ED in Ontario than the federal refundable SR&ED tax credit.

     Ontario Interactive Digital Media Tax Credit (OIDMTC)

     The OIDMTC is a refundable tax credit available to Ontario corporations for the  creation,  marketing and  distribution  of  interactive  digital media products.

     The Budget  proposes  to enhance  the OIDMTC and extend the time period for qualifying expenditures.

     The 2006 Budget  enhanced  the OIDMTC rate to 30 per cent for  corporations with annual gross revenues of not more than $20 million and total assets of not more than $10 million  that  develop and market  their own  interactive digital media products.  The 2006 Budget also extended  eligibility for the
     OIDMTC at a rate of 20 per cent to  multimedia  developers  that exceed the size test and allowed contracting  corporations  without the copyright to a digital  media product the  entitlement  to claim the OIDMTC in cases where all or substantially all of the product is developed by them rather than by the  copyright  owner.  These 2006 Budget  enhancements  are  effective for expenditures  incurred  after March 23, 2006,  and before  January 1, 2010, including  expenditures  incurred  pursuant  to  fee-for-service  contracts entered into before March 24, 2006.

     This  Budget  proposes  to  increase  the 20 per cent tax  credit  rate for corporations exceeding the size test and for fee-for-service work to 25 per cent for qualifying  expenditures  incurred after March 25, 2008 and before
     January 1, 2012.

     This  Budget also  proposes to extend the  enhanced 30 per cent OIDMTC rate for small corporations to qualifying  expenditures  incurred after December
     31, 2009 and before January 1, 2012.

     In  addition,  this Budget  proposes to extend the  eligibility  period for eligible  labour  expenses for  qualifying  digital media  products for the
     OIDMTC from two to three years. Currently, eligible labour expenditures for the  OIDMTC  must be  incurred  within the  two-year  period,  ending  when development of a product is completed. This measure would apply to products completed after March 25, 2008.

Lowering Costs for Business
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     Capital Tax Elimination for Manufacturing and Resource Activities

     [Chart 1, bar graph: Eliminating Capital Tax for Manufacturing and Resource Activities]

     The 2007  Economic  Outlook and Fiscal  Review  proposed to  eliminate  the
     Capital Tax  effective  January 1, 2008,  for Ontario  companies  primarily engaged in manufacturing and resource activities.

     In this Budget, the government is proposing to retroactively  eliminate the
     Capital  Tax one year  earlier,  effective  January  1, 2007,  for  Ontario companies primarily engaged in manufacturing and resource activities.

     This measure would provide an additional $190 million to manufacturing  and resource  industries  challenged  by the slowing U.S.  economy and stronger
     Canadian   dollar.   The  government  would  provide  this  tax  relief  to
     manufacturing  and resource  companies either by issuing a refund cheque or offsetting other corporate taxes owing.

     The proposed  elimination of the Capital Tax for manufacturing and resource activities would apply to corporations whose salaries and wages relating to manufacturing and processing  (M&P),  mining,  logging,  farming or fishing activities in Ontario represent 50 per cent or more of their total salaries and wages in Ontario.

     For  corporations  whose salaries and wages in Ontario for these activities comprise  less than 50 per cent,  but more than 20 per cent of their  total
     salaries   and  wages  in  Ontario,   the  Capital  Tax  would  be  reduced
     proportionately on a straight-line  basis. For example, a corporation whose
     Ontario  salaries  and wages for these  activities  comprise 35 per cent of total  Ontario  salaries  and wages would have  one-half of its Capital Tax eliminated.

     The proposed  elimination for 2007 would apply to a qualifying  corporation if it or a successor  corporation  has  employees  reporting to a permanent establishment in Ontario on March 25, 2008.

     ------------------------------------------------------------------------------------------------------------------------
     EXAMPLES OF SECTORS  BENEFITING  FROM PROPOSED  JANUARY 1, 2007 CAPITAL TAX
     ELIMINATION FOR MANUFACTURING AND RESOURCE ACTIVITIES

     MANUFACTURING

     • automobile and parts
     • chemical and petroleum products
     • electrical products
     • food and beverage products
     • machinery
     • plastic and rubber products
     • primary metal and fabricated metal products
     • transportation equipment (other than automobile and parts)
     • wood and paper products

     RESOURCE

     • farming
     • forestry and logging
     • mining

------------------------------------------------------------------------------------------------------------------------

     Capital Tax Elimination Schedule

     The  government  has been working  steadily to  eliminate  the Capital Tax, which is widely  recognized as a barrier to attracting  new  investment and fostering economic growth.

     As  previously  legislated,  the Capital  Tax  deduction  increased  to $15 million on January 1, 2008, and the Capital Tax will be fully eliminated on
     July 1, 2010.

     The following table sets out the Capital Tax elimination  schedule with the
     proposed  2008  Budget  and  2007   Economic   Outlook  and  Fiscal  Review
     initiatives.

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Ontario's Accelerated Capital Tax Elimination Plan with Proposed Initiatives                                        Table 2
----------------------------------------------------------------------------------------------------------------------------
                                                                    Rates (‰)
                                  ------------------------------------------------------------------------------------------
                                      Non-Financial Institutions                     Financial Institutions
                                  ------------------------------------------------------------------------------------------
                                                                                                 Taxable Capital Over
                                                                                                    $400 Million
                                  ------------------------------------ 1st $400 Million ------------------------------------
                     Deduction         M&P and            Other           of Taxable         Non-Deposit        Deposit
                       ($ M)         Resources(1)     Corporations          Capital             Taking           Taking
----------------------------------------------------------------------------------------------------------------------------
2004                     5              0.3              0.3                  0.6                0.72             0.9
Jan. 1, 2007           12.5             0.285            0.285                0.57               0.684            0.855
Jan. 1, 2007           12.5          Eliminated          0.225                0.45               0.54             0.675  \   21%
Jan. 1, 2008            15                               0.225                0.45               0.54             0.675  / rate cut
Jan. 1, 2009            15                               0.225                0.45               0.54             0.675
Jan. 1, 2010            15                               0.15                 0.3                0.36             0.45
                   ---------------------------------------------------------------------------------------------------------
July 1, 2010                                       Legislated Accelerated Elimination Date
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Shading denotes the Capital Tax initiatives proposed in the 2008 Budget and the 2007 Economic Outlook and Fiscal Review.
Measures would be pro-rated for taxation years straddling the effective date.
(1) Primarily engaged in manufacturing and processing, mining, logging, farming or fishing activities in Ontario.
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     Accelerated Capital Cost Allowance (CCA) for M&P Machinery and Equipment

     The 2007 federal budget proposed a temporary tax incentive in the form of a
     50 per cent straight-line CCA rate for M&P machinery and equipment acquired on or after March 19, 2007,  and before  2009.  Ontario  announced  that it would  parallel  this  incentive  and  has  repeatedly  urged  the  federal government to extend this  temporary  incentive for a longer time period to further support jobs and new investment.

     The 2008  federal  budget  proposed  to extend this  incentive  by allowing eligible  assets  acquired  in  2009  to be  depreciated  on a 50 per  cent straight-line  basis and  those  acquired  in 2010 and 2011 on a  declining balance basis.

     Subject to enactment of the  applicable  federal  regulations,  this Budget proposes to extend this tax  incentive for  manufacturers  in line with the proposed  federal rates and effective dates.  Ontario  continues to call on the federal government to extend the 50 per cent straight-line CCA rate for
     M&P machinery  and  equipment to 2014 to provide an enhanced  incentive for new investments.

     Capital Cost Allowance: Other Measures

     Subject  to  enactment  of  the  applicable  federal  regulations,  Ontario proposes to parallel the following  Corporate  Income Tax  initiatives  and their effective dates relating to CCA announced in the 2008 federal budget:

     o    expanding  eligibility  for Class 43.2 to  include a broader  range of clean energy  generation  assets for biogas  production  equipment and additional applications of ground-source heat-pump and waste-to-energy systems

     o    increasing the CCA rate for carbon  dioxide  pipelines and setting the
          CCA rate for pumping and compression  equipment for these pipelines to be  consistent  with the rates that apply to oil and gas pipelines and equipment

     o    increasing  the CCA rate for railway  locomotives  to more  accurately reflect the useful life of these assets.

     Reducing Business Education Taxes

     In the 2007  Budget,  the  government  announced a $540 million cut to high
     Business  Education  Tax (BET) rates over seven years — lowering  high BET rates to a target maximum rate of 1.60 per cent. The BET reductions are key
     elements  in  the  government's   overall  strategy  to  enhance  Ontario's
     investment climate.

     This initiative will also reduce the wide variation in BET rates across the province.  The  variation in rates  distorts  efficient  business  location decisions,  placing  many  regions of the  province at a  disadvantage  and harming the provincial economy.

     This Budget  announces an  accelerated  plan for BET reductions in northern
     Ontario.  The accelerated BET reductions will ensure that northern business will benefit from the full BET  reduction by 2010,  four years earlier than originally announced.

     Northern  businesses  are  those  that  lie  within  any of  the  following districts:  Algoma, Cochrane, Kenora,  Manitoulin,  Nipissing, Parry Sound,
     Rainy River, Sudbury, Thunder Bay and Timiskaming.

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Northern Ontario Business Education Tax Annual Ceiling Rates                                                        Table 3
                                                                                                                        (%)
----------------------------------------------------------------------------------------------------------------------------
                               Originally Announced                                        Accelerated
               -------------------------------------------------------------------------------------------------------------
                   Annual Commercial          Annual Industrial          Annual Commercial           Annual Industrial
Year                   Ceiling Rate             Ceiling Rate                Ceiling Rate                 Ceiling Rate
----------------------------------------------------------------------------------------------------------------------------
2008                     2.50                        3.00                       2.35                        2.75
2009                     2.35                        2.75                       2.05                        2.30
2010                     2.20                        2.50                       1.60                        1.60
2011                     2.05                        2.25                       1.60                        1.60
2012                     1.90                        2.00                       1.60                        1.60
2013                     1.75                        1.75                       1.60                        1.60
2014                     1.60                        1.60                       1.60                        1.60
----------------------------------------------------------------------------------------------------------------------------
Note: BET annual ceiling rates may need to be recalculated in 2009 and future years to adjust for the impact of reassessment-related changes. The target maximum BET rate may also need to be adjusted to account for these changes.
----------------------------------------------------------------------------------------------------------------------------

     The accelerated BET reduction plan recognizes the unique  challenges  faced by northern businesses and responds to recent  recommendations  made by the
     Canadian  Federation of Independent  Business and others.  In future years, consideration  will be given to accelerating  BET reductions in other parts of the province should the fiscal plan allow.

----------------------------------------------------------------------
Northern Ontario                                              Table 4
Business Education Tax Cuts                               ($ Millions)
----------------------------------------------------------------------
                     Tax Cut as Originally          Tax Cut with
      Year                 Announced                Acceleration
----------------------------------------------------------------------
      2008                     4                          8
      2009                     8                         19
      2010                    13                         47
      Total                   25                         73
----------------------------------------------------------------------
Note: Numbers may not add due to rounding.
----------------------------------------------------------------------

     Accelerating  BET  reductions  in northern  Ontario  will benefit more than
     30,000 businesses of all sizes in 85  municipalities.  Northern  businesses will  benefit from total BET savings of more than $70 million over the next three years.  The BET reductions will improve the  competitive  position of northern Ontario businesses,  create new jobs and strengthen the provincial economy.

     Mandatory Phase-in of Assessment Increases

     The 2007 Budget announced  changes to the property  assessment  system that included  introducing  a  four-year  reassessment  cycle  and  a  mandatory phase-in of assessment increases for residential properties.

     Based on  consultations  with municipal and business  representatives,  the
     Province will expand the mandatory phase-in of assessment  increases to all property classes, including commercial, industrial and multi-residential.

     This  ensures  that  business  taxpayers  benefit  from the same  increased stability and predictability that the phase-in of assessment increases will provide  homeowners.  It will also help  maintain  equity  and  consistency between different types of properties.

Promoting a Healthy Lifestyle and Environment for Ontarians
--------------------------------------------------------------------------------------------------------------------------

     RST Exemption for ENERGY STAR(R) Household Appliances and Light Bulbs

     To encourage Ontarians to purchase products that are more energy efficient, the Province  created a temporary RST exemption for  qualifying  new ENERGY
     STAR(R) household appliances and light bulbs purchased on or after July 20,
     2007, and on or before July 19, 2008.

     The  exemption  is  available  at the  point  of sale  for  qualifying  new household appliances and light bulbs listed as ENERGY STAR(R) by the Office of  Energy  Efficiency,  Natural  Resources  Canada  at the  time  they are purchased. It applies to the first-time sale, rental or lease, for at least one year, of a qualifying new appliance.

     Qualifying products are non-commercial refrigerators,  dishwashers, clothes
     washers  (including   inseparable   clothes   washer-dryer   combinations),
     freezers,  dehumidifiers, room air conditioners, light bulbs and decorative light strings.

     The  government  is  proposing  to  introduce  legislation  to extend  this temporary exemption to include qualifying appliances  purchased,  rented or leased on or before August 31, 2009,  and delivered on or before  September
     30,  2009,  and to include  qualifying  light bulbs  purchased on or before
     August 31, 2009.

     RST Exemption for Bicycles and Related Safety Equipment

     To encourage  Ontarians to stay healthy and be active in their daily lives, the  government  created a temporary RST exemption for bicycles and related safety  equipment  purchased on or after December 1, 2007, and on or before
     November  30,  2008.  The  exemption is available on the purchase of new or used  bicycles that have a purchase  price of $1,000 or less,  and includes tricycles  and  unicycles.  Bicycle  safety  equipment,  including  bicycle helmets, is also exempt.

     The  government  is  proposing  to  introduce  legislation  to extend  this temporary  exemption to include  purchases  made on or before  December 31,
     2010.

     RST Exemption for Nicotine Replacement Therapies

     Ontario is  committed to helping  people quit  smoking.  In July 2007,  the
     Province created an RST exemption for qualifying  non-prescription nicotine replacement  therapies  purchased on or after  August 13,  2007,  and on or before  August 12, 2008 and that have been  assigned a Drug  Identification
     Number by the federal government.

     The government  proposes to introduce  legislation to make this a permanent exemption in the Retail Sales Tax Act. For  purchases  made after March 25,
     2008,  qualifying nicotine  replacement  therapies would be those that have been assigned a Drug  Identification  Number or a Natural Product Number by
     the federal government,  and are sold for the sole purpose of assisting the purchaser to stop smoking  tobacco.  These  therapies  come in a variety of
     delivery  mechanisms,   including  transdermal  patches,   gums,  lozenges,
     inhalers, sprays and sublingual tablets.

     Products  that  purport to be nicotine  replacement  therapies  but are not registered with a Drug Identification Number or a Natural Product Number by
     the federal government remain taxable.

Paralleling Federal Tax Measures
--------------------------------------------------------------------------------------------------------------------------

     Concordance with the Income Tax Act (Canada)

     A number of other proposals announced by the federal government in its 2008
     budget  would  be  automatically   adopted  once  federal  legislative  and
     regulatory changes have been approved. These include:

     o    changes to the  Registered  Education  Savings  Plan  (RESP)  program, beginning  in the 2008  taxation  year,  that would extend the maximum contribution  period and the maximum  lifespan of an RESP,  as well as the contribution age limit for a family plan, by 10 years

     o    an increase in the maximum Northern  Residents  Deduction for the 2008 taxation year and beyond

     o    an expansion of the list of expenses  eligible for the Medical Expense
          Tax Credit,  effective for the 2008 and subsequent taxation years, and clarification  that expenses  incurred  after  February 26, 2008,  for drugs and  medications  that may be purchased  without a prescription, are ineligible for this credit

     o    an extension of the existing  capital gains exemption for donations of publicly traded securities, in certain circumstances, to capital gains realized on the exchange of specified unlisted securities for publicly traded  securities,  where the  publicly  traded  securities  are then donated,  after  February 25, 2008, to  registered  charities or other qualified donees

     o    rule  changes  to the  regime  for the  capital  gains  exemption  for
          donations  of  publicly  listed   securities  to  private   charitable
          foundations

     o    changes to the tax  treatment  of dividends  that would,  beginning in
          2010,  reduce the gross-up  factor  applicable  to eligible  dividends received by Ontario individuals. Ontario proposes to maintain its plan to increase the tax credit rate on grossed-up  eligible dividends from
          7.0 per  cent in 2008 to 7.4 per cent in 2009 and 7.7 per cent in 2010 and subsequent years.

Corporate Tax Harmonization and Simplification
--------------------------------------------------------------------------------------------------------------------------

     A Single Corporate Tax Administration

     In October 2006,  Ontario and the federal government signed a memorandum of agreement to transfer the collection and  administration of certain Ontario corporate taxes to the federal government.

     Following that agreement,  the Legislature  enacted the Taxation Act, 2007, which  enables the Canada  Revenue  Agency (CRA) to collect and  administer
     Ontario's  Corporate  Income Tax,  Capital Tax,  Corporate  Minimum Tax and
     Special  Additional  Tax on life  insurers for taxation  years ending after
     December 31, 2008.

     The single tax administration will reduce compliance costs for business and improve Ontario's competitiveness. Ontario businesses will save $90 million annually in Ontario Corporate Income Tax from a harmonized corporate income tax base and up to an additional $100 million  annually in compliance costs from one tax return, one tax administration and one set of tax rules.

     Ontario corporations will start seeing compliance cost savings beginning in
     April 2008 from integrated audits, rulings,  objections and appeals for all pre-2009 taxation years.  Effective April 3, 2008,  Ontario businesses will have one tax  authority  to deal  with for  these  functions.  This will be followed by a single  integrated tax return for taxation years ending after
     December 31, 2008.

     The CRA has  started  collecting  Ontario  corporate  tax  instalments  for taxation years ending in 2009.

     Relief from Tax Instalments for Small Businesses

     Quarterly tax instalments for Ontario tax are provided for small businesses under the  Corporations  Tax Act for taxation years ending before 2009. One of the  requirements  for  federal  administration  of  Ontario  taxes  for subsequent taxation years is to follow the federal corporate tax instalment rules, which do not provide quarterly instalments for corporations.

     Recent federal  legislation has changed  corporate tax instalment  rules to generally  permit  small  Canadian-controlled  corporations  to remit their instalments on a quarterly  basis rather than on a monthly  basis.  The new federal  legislation  also allows  corporations  with current- or past-year federal tax of up to a new limit of $3,000 (increased from $1,000) complete relief from the requirement to pay instalments.

     For  taxation  years  ending  after  2008,  Ontario  proposes  to amend the corporate  tax  instalment  rules in the Taxation Act, 2007 to parallel the new federal corporate tax instalment rules.

Technical Measures
--------------------------------------------------------------------------------------------------------------------------

     Assessment Act

     The  government  will  conduct a review of the  property  tax  treatment of
     long-term   care  homes  that  were   established   under  the   Charitable
     Institutions Act for the purpose of clarifying and maintaining  eligibility for  the tax  exemption  that  has  historically  been  provided  to  these facilities.

     Retail Sales Tax Act

     Amendments are proposed to the Retail Sales Tax Act, effective May 7, 1997, in response to a recent court interpretation. The proposed amendments would confirm  Ontario's  longstanding  requirement  for  persons  to pay  RST on purchases of containers  and other  packaging,  storage and shipping  items that are  intended to be returned  for reuse in the  packaging,  storage or
     shipping  of  goods.  The  proposed   amendments  would  also  confirm  the
     longstanding  requirement  for persons to pay RST on  containers  and other items that are provided as a promotional distribution.

     Succession Duty Act

     Succession  duties were  eliminated  in 1979 in respect of persons who died after April 10 of that year. However, in certain instances, succession duty continued  to apply with  respect to the  estates of persons who died on or before  that date if the  amount of an  inheritance  or the  identity  of a beneficiary  remained  uncertain  until a later date; for example,  where a life  interest  was granted to the spouse of the  deceased  and a remainder interest to their children.

     In 2001,  amendments were made to eliminate succession duties, except where such duty was due and owing on May 8,  2001.  As a  result,  the  number of remaining estates for which payment of succession duty has been deferred is now insignificant.

     To complete the process of bringing  succession  duty in Ontario to an end, the government  will propose to amend the Succession Duty Repeal Act, 1979, repeal the  Succession  Duty Act  Supplementary  Provisions  Act,  1980 and
     delete references to succession duty in the following statutes:

     o    Credit Unions and Caisses Populaires Act
     o    Financial Administration Act
     o    Land Titles Act
     o    Proceedings Against the Crown Act
     o    Registry Act
     o    Succession Law Reform Act
     o    Trustee Act.

     Tobacco Tax Act

     Ontario  continues to work with its federal and provincial  counterparts to explore new and innovative measures to address contraband tobacco.

     Ontario also continues to review  opportunities  in its own  legislation to enhance its enforcement  measures to encourage tobacco tax compliance.  The following  proposals  build on measures  enacted in 2004,  2006 and 2007 to strengthen  enforcement against the illegal manufacture and distribution of tobacco products:

     o    requiring purchasers or importers of cigarette-making  machinery to be registered as manufacturers under the act

     o    adding  more  legislative  provisions  that would allow the seizure of tobacco products from persons found to be in violation of the act

     o    adding minimum  penalties to existing  tax-based  penalties  issued to persons found to be in violation of the act.

     The Province will continue to consult with key  stakeholders  on additional mechanisms to improve compliance and administration.

Implementing the Tax Measures Announced in the 2007 Economic Outlook and Fiscal Review
--------------------------------------------------------------------------------------------------------------------------

     In the 2007 Economic Outlook and Fiscal Review, the government proposed the following new tax initiatives  that would provide more than $1.4 billion in tax relief over the 2007-08 to 2009-10 period:

     o    eliminating the Capital Tax for manufacturing and resource activities

     o    cutting  the  Capital  Tax  rates  for all  businesses  by 21 per cent retroactive to January 1, 2007

     o    extending the lower small business  corporate  income tax rate to more small businesses effective January 1, 2007

     o    increasing the film tax credit rates effective January 1, 2008

     o    extending the phase-out of the  Labour-Sponsored  Investment  Fund tax credit by one year and increasing the maximum  eligible  investment to
          $7,500

     o    expanding  the  Land  Transfer  Tax  Refund   Program  for  First-Time
          Homebuyers to include resale homes for agreements of purchase and sale entered into after December 13, 2007.

     A single bill will be introduced to implement the tax initiatives  proposed in the 2007 Economic  Outlook and Fiscal Review and those  proposed in this
     Budget.

Other Technical Amendments
--------------------------------------------------------------------------------------------------------------------------

     To improve administrative  effectiveness and enforcement,  and maintain the integrity and equity of Ontario's  tax and revenue  collection  system,  as well as enhance legislative clarity and regulatory  flexibility to preserve policy intent,  legislation will be proposed,  including  amendments to the following statutes:

     o    Assessment Act
     o    City of Toronto Act, 2006
     o    Corporations Tax Act
     o    Education Act
     o    Employer Health Tax Act
     o    Fuel Tax Act
     o    Gasoline Tax Act
     o    Income Tax Act
     o    Land Transfer Tax Act
     o    Ministry of Revenue Act
     o    Municipal Act, 2001
     o    Municipal Property Assessment Corporation Act, 1997
     o    Provincial Land Tax Act, 2006
     o    Retail Sales Tax Act
     o    Taxation Act, 2007
     o    Tobacco Tax Act.

-------------------------------------------------------------------------------------------------------------------------------
2008 Budget Impact Summary                                                                                             Table 5
($ Millions)
-------------------------------------------------------------------------------------------------------------------------------
                                                                           2007-08        2008-09        2009-10       2010-11
                                                                      ---------------------------------------------------------
Investing in People and Communities
Senior Homeowners' Property Tax Grant(1)                                         -           (30)          (160)         (260)
Ontario Property and Sales Tax Credits for Seniors(2)                          (1)            (5)            (5)           (5)
Tax-Free Savings Account (TFSA)                                                  -            (1)           (12)          (43)
Transfers from Family Farm Corporations                                          -            (1)            (1)           (1)
Retail Sales Tax (RST) Exemption for Newspapers                                (2)            (2)            (2)           (2)
RST Exemption for Destination Marketing Fees                                     -            (2)            (3)           (1)
RST Exemption for Admissions to Live Theatres                                    -           (18)           (18)          (18)
   of Not More than 3,200 Seats
Supporting an Innovative Economy
Ontario Tax Exemption for Commercialization (OTEC)                               -              -            (2)           (5)
Ontario Innovation Tax Credit (OITC)                                             -           (11)           (15)          (15)
Ontario Interactive Digital Media Tax Credit (OIDMTC)                            -            (7)            (7)           (7)
Lowering Costs for Business
Capital Tax Elimination for Manufacturing and Resource Activities            (190)              -              -             -
Accelerated Capital Cost Allowance (CCA)                                         -           (12)          (120)         (295)
   for M&P Machinery and Equipment
Capital Cost Allowance:  Other Measures                                          -            (1)            (2)           (3)
Reducing Business Education Taxes(3)                                           (2)            (6)           (18)          (28)
Promoting a Healthy Lifestyle and Environment for Ontarians
RST Exemption for ENERGY STAR(R) Household Appliances                            -           (37)           (22)             -
   and Light Bulbs
RST Exemption for Bicycles and Related Safety Equipment                          -            (5)           (16)          (12)
RST Exemption for Nicotine Replacement Therapies                                 -            (3)            (5)           (5)
Paralleling Federal Tax Measures
Concordance with the Income Tax Act (Canada)                                     -            (1)            (1)           (3)
Technical Measures                                                               -              -              -             -
--------------------------------------------------------------------- ------------- -------------- -------------- -------------
Total Revenue Changes(4)                                                     (195)          (142)          (409)         (703)
-------------------------------------------------------------------------------------------------------------------------------
- Small, non-existent or prevents revenue loss.
(1) Includes amounts reported as Ministry of Finance expense in the Total Expense table in Chapter II: Ontario's Economic Outlook and Fiscal Plan.
(2) Estimate based on anticipated adjustment to the 2008 income threshold for senior couples.
(3) While Business Education Taxes are not a direct revenue source for the Province, provincial transfers to school boards will be increased to ensure that BET cuts do not affect planned increases in overall education funding.
(4) Includes Senior Homeowners' Property Tax Grant and Business Education Taxes.
-------------------------------------------------------------------------------------------------------------------------------